

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

**Via E-Mail**

Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

**Re: CVR Energy, Inc.**
**Amended Schedule 14D-9 filed March 19, 2012**
**SEC File No. 005-83522**

**Response to Comment Letter dated March 13, 2012**
**Re: Soliciting Materials filed pursuant to Rule 14a-12 filed on March 9, 2012**
**Filed March 19, 2012**
**File No. 001-33492**

Dear Mr. Brownstein:

We have reviewed your filings and have the following comments.

**Amended Schedule 14D-9**

1. We note that in the press release filed as exhibit (a)(7) you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

2. We also note the disclaimer that you disclaim any inte ntion or obligation to update or revise forward-looking statements to reflect, among other things, new information, future events or otherwise. This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future communications and filings in connection with the tender offer.

**Soliciting Materials filed March 9, 2012**

3.      We reissue comment 2 from our March 13, 2012 comment letter as it related to the statement that your board and management "are far more capable of guiding the Company through a sale process that the Icahn Group's nominees…" Characterizing the disclosure as your belief is not equivalent to providing the support we requested in our prior comment for your disclosure.

4.      We reissue comment 3 from our March 13, 2012 in which we sought support for the referenced disclosure, not simply your acknowledgment of the comment.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions